Commission File No. 0-21756

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02046985

FORM 6-K

SEC MAIL PROCESSING
RECEIVED
JUL 22 2002
WASH. D.C. 154 SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

P.E. 7/1/02

CHC HELICOPTER CORPORATION

(Translation of Registrant's Name into English)

Hangar #1, Torbay Airport
P.O. Box 5188
St. John's, Newfoundland
Canada A1C 5V5
(Address of principal executive offices)

PROCESSED
JUL 24 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _✓_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _✓_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.]

524127.1

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Quarterly Report of CHC Helicopter Corporation for the quarter ended April 30, 2002.

CHC

CHC HELICOPTER CORPORATION
YEAR-END RESULTS FISCAL 2002

CHC Helicopter Corporation

T 709.570.0700
F 709.570.0748
www.chc.ca

Financial Highlights
(in millions of Canadian dollars except per share amounts)

	Three Months Ended		Year Ended	
	April 30, 2002	April 30, 2001	**April 30, 2002**	April 30, 2001 *
Revenue from continuing operations	**$159.7**	$136.3	**$617.8**	$525.8
EBITDA from continuing operations	**30.8**	25.7	**120.8**	101.6
Net earnings from operations	**12.2**	6.7	**46.6**	33.0
Cash flow from operating activities	**16.2**	25.1	**53.5**	32.9
Per Share Information				
Net earnings from operations:				
Basic	**0.73**	0.41	**2.83**	2.10
Diluted	**0.67**	0.38	**2.58**	1.96

*Note: The comparative revenue and EBITDA figures exclude operations that have been sold.

Highlights

- Net earnings from operations for the year ended April 30, 2002 were $46.6 million ($2.58 per share), a 41% increase over last year.
- EBITDA from continuing operations was $120.8 million (19.6%), an increase of $19.2 million over last year.
- Revenue from continuing operations was $617.8 million, an increase of $92.0 million (17%) over last year.

4th Quarter Results

- Net earnings from operations for the quarter ended April 30, 2002 were $12.2 million ($0.67 per share), an 82% increase over last year.
- This is the 10th consecutive quarter of record year-over-year earnings growth.
- Revenue for the quarter increased by $23.4 million (17.2%) over last year.
- The Company completed an equity offering on April 25, 2002, generating net proceeds of $114.0 million. The net proceeds were used to pay down credit facilities during the quarter and to redeem 35% of the senior subordinated notes in May 2002.

CHC

Investor Conference Call

The quarterly investor conference call will take place at 10:30 a.m. (Eastern Standard Time) on Tuesday, June 11, 2002. To listen to the conference call interested parties should dial 1-888-881-4892 (1-416-640-4127 International) and request CHC Helicopter. A replay service will be available immediately following the conference call until midnight on June 14, 2002. To access this recording call 1-416-640-1917 and quote the reservation number 191535. The conference call will also be Webcast through Canada NewsWire at:

http://www.newswire.ca/webcast/pages/CHCHelicopter20020611/

CHC Helicopter Corporation through its subsidiaries and investments is a leading provider of helicopter transportation services to the oil and gas industry, with a combined fleet of 310 light, medium and heavy aircraft operating in over 20 countries, with approximately 2,300 employees worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President
& Chief Financial Officer
709-570-0567

Derrick Sturge
Vice-President, Finance
709-570-0713

Chris Flanagan
Director of Communications
709-570-0749

If you wish to be removed or included on the Company's distribution list, please contact June Anderson at 709-570-0710 or at mailto:janderson@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

CHC

Management's Discussion and Analysis of Financial Condition and Results of Operations – Three months ended April 30, 2002

Overview

Continued strong activity in the Company's oil and gas markets has contributed to strong revenue, earnings, and cash flow performance during the year ended April 30, 2002. Revenue from continuing operations increased $92.0 million to $617.8 million for the year, primarily on the strength of new oil and gas contracts and rate increases, of which revenue from the oil and gas industry accounted for $481.8 million (78% of total revenue). Net earnings from operations during the year were $46.6 million ($2.58 diluted earnings per share) compared to $33.0 million ($1.96 diluted earnings per share) in the previous year.

The Company's strong performance continued during the quarter ended April 30, 2002. Net earnings during the quarter were $12.2 million ($0.67 diluted earnings per share) on revenue of $159.7 million, compared to net earnings from operations of $6.7 million ($0.38 diluted earnings per share) on revenue of $136.3 million in the same quarter last year. Revenue increased by $23.4 million (17%) in the fourth quarter compared to last year.

Non-GAAP Earnings Measures

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles. The Company has included these measures because it believes they are used by certain investors as measures of the Company's financial performance. These measures as used by CHC are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Net earnings from operations are defined as net earnings adjusted for non-recurring items including gains (losses) on the sale of operations and debt settlement costs, net of applicable income tax.

The Company uses Revenue and EBITDA from Continuing Operations to provide a meaningful comparison of quarterly financial performance of continuing operations. The financial results of non-core operations that were disposed of in fiscal 2001 are excluded from these figures.

Treasury Offering

On April 25, 2002, CHC completed a treasury offering of Class A Subordinate Voting Shares (the "Subordinate Voting Shares") of the Company. The Company sold 4,200,000 Subordinate Voting Shares at a price of $28.40 per Subordinate Voting Share to a syndicate of underwriters for gross proceeds of $119.3 million. A portion of the net proceeds of $114.0 million were used to reduce the Company's senior credit facilities. Subsequent to quarter-end, the Company used the balance of the proceeds ($80.1 million) to redeem 35% of its 11.75% senior subordinated notes.

Revenue

Total revenue for the quarter was $159.7 million compared to revenue of $136.3 million for the same quarter last year. The following factors account for the change:

- Increased revenue of $19.1 million, primarily from higher-flying activity and higher rates in all the Company's markets.
- Increased third-party repair and overhaul revenue of $1.0 million from new customers and new product lines.
- A net revenue increase of $3.3 million on the translation of foreign subsidiary results to the Company's reporting currency, the Canadian dollar.

Continuing Operations

During the first half of fiscal 2001, the Company disposed of non-core operations including onshore and non-oil and gas related operations in Sweden, the U.K., Norway, and Canada. In order to provide a meaningful comparison of quarterly revenues, the following table includes only revenue from continuing operations. Although there is modest seasonality from quarter to quarter, the Company has shown strong year-over-year revenue growth from continuing operations during each of the following quarters.

Revenue Summary by Quarter
Continuing Operations
(in millions of Canadian dollars)

Period	Europe	International	Helicopter Operations	Repair and Overhaul	Total
Q1-F2001	$ 82.9	$ 34.4	$117.3	$ 8.4	$ 125.7
Q2-F2001	88.2	36.5	124.7	7.5	132.2
Q3-F2001	84.5	37.9	122.4	9.2	131.6
Q4-F2001	89.8	37.3	127.1	9.2	136.3
Q1-F2002	101.3	36.9	138.2	8.2	146.4
Q2-F2002	107.8	38.9	146.7	13.4	160.1
Q3-F2002	95.6	44.9	140.5	11.1	151.6
Q4-F2002	102.1	46.7	148.8	10.9	159.7

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts. Approximately 62% of the Company's flying revenue is derived from hourly charges, and the remaining 38% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours from continuing operations for the past eight quarters.

Flying Hours – Continuing Helicopter Operations

	Flying Hours			Number of Aircraft	
Period	Europe	International	Total	Europe	Int'l
Q1-F2001	21,840	10,417	32,257	73	77
Q2-F2001	24,305	11,293	35,598	74	86
Q3-F2001	21,611	11.621	33,232	76	85
Q4-F2001	21,465	10,833	32,298	77	87
Q1-F2002	24,452	10,330	34,782	77	90
Q2-F2002	24,773	10,663	35,436	76	85
Q3-F2002	22,486	11,276	33,762	75	88
Q4-F2002	21,650	10,975	32,625	72	88

	Year-to-Date Flying Hour Mix					
	April 30, 2002			April 30, 2001		
	Heavy	Medium	Light	Heavy	Medium	Light
Europe	75%	25%	—	74%	26%	—
International	23%	66%	11%	25%	56%	19%
Total	58%	38%	4%	58%	36%	6%

Total flying hours for the fourth quarter increased 1.0% over the same period last year. The increase in heavy and medium aircraft utilization and higher rates on new and renewed contracts also supported the Company's continued revenue growth.

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2002, 2001 and 2000.

	Aberdeen Airport - Helicopter Passengers Year ended April 30,		
	2002	2001	2000
Q1	121,868	103,874	101,073
Q2	123,012	114,376	92,355
Q3	114,606	104,381	85,167
Q4	108,247	101,166	85,190
	467,733	423,797	363,785

Source: Aberdeen Airport Ltd.

The data in this table demonstrates that year-over-year helicopter activity continues to grow. In addition, it demonstrates the modest level of seasonality in the activity levels from quarter to quarter and continued growth over the past two years.

Review of Operations

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $30.8 million, compared to $25.7 million for the same quarter last year. EBITDA as a percentage of revenue was 19.3% compared to 18.8% in the same quarter last year. The EBITDA percentage improved primarily as a result of previously announced rate increases.

Europe

Europe (Flying Segment)



Millions of Dollars CAD
$500
$400
$300
$200
$100
$0
Revenue
EBITDA

	Q4-02	Q4-01	YTD-02	YTD-01
Revenue	$102.1	$89.9	$406.8	$351.3
EBITDA	18.5	16.2	74.6	62.1
EBITDA %	18.1%	18.0%	18.3%	17.7%

Revenue from helicopter operations in Europe continued to grow in the fourth quarter. The $12.2 million (13.6%) increase from the previous year's quarter can be attributed to a growth in revenues of $8.0 million from new contracts, increased rates and higher heavy aircraft utilization, and a $4.3 million increase from strengthening foreign exchange rates for the Norwegian kroner and pound sterling.

The slight increase in EBITDA percentage for the quarter reflects the impact of rate increases offset by increased operating expenses. The Company has initiated a cost reduction program in its European operations in order to protect the Company's operating margins. This project is currently in the design and planning phase and the anticipated efficiencies will not materialize until late fiscal 2003.

The Norwegian pilots dispute ended on February 2, 2002 when the Company reached an agreement with the union, settling all wage issues retroactively to May 1, 2001 and extending the current contract for an additional year to April 30, 2003. The cost of the retroactive wage adjustments was recorded in prior periods.

During the quarter, the Company was awarded a new five-year Search and Rescue contract for the Irish Coast Guard based in Waterford, Ireland. The contract will commence in July 2002 and will require the dedicated use of one S61 and one back-up aircraft.

International

International Segment


$200
$150
$100
$50
$0
Millions of Dollars CAD
Revenue
EBITDA

	Q4-02	Q4-01	YTD-02	YTD-01
Revenue	$46.7	$37.3	$167.4	$146.2
EBITDA	11.9	8.2	39.0	30.8
EBITDA %	25.5%	22.0%	23.3%	21.1%

Revenue in the International operations continued its strong growth during the quarter, with increased oil and gas revenues pushing revenues in the segment up $11.1 million higher than the same quarter last year. This increase was partially offset by $1.7 million related to the impact of weaker exchange rates, primarily from the South African rand, resulting in a net increase of $9.4 million (25%) over the same period last year.

EBITDA growth and higher margins were realized as the segment increased its focus on heavy/medium aircraft that serve the oil and gas industry, which is traditionally more stable than other markets.

Revenue from the oil and gas industry comprised $116.2 million (69%) of the total annual flying revenue in the segment, in comparison to $94.7million (65%) last year. The percentage of revenues from the oil and gas industry in the international segment is expected to increase as newly awarded oil and gas contracts have a full year impact.

A contract with Phillips Petroleum in East Timor for two AS332L Super Pumas commenced in early March. This contract covers a 34-month period and is expected to generate revenue of approximately $12 million per year.

Repair and Overhaul


Repair and Overhaul
Millions of Dollars CAD
$200
$150
$100
$50
$0
Total Revenue
Third-party Revenue
EBITDA

	Q4-02	Q4-01	YTD-02	YTD-01
Total Revenue	$37.7	$36.4	$152.2	$131.9
Third-party Revenue	10.9	9.2	43.6	34.4
EBITDA	9.4	6.0	31.0	24.9
EBITDA % *	24.9%	16.5%	20.4%	18.9%

* EBITDA% is calculated as a percentage of total revenue (including both internal and third party sales)

Total revenue from the repair and overhaul business in Norway during the quarter was $37.7 million, compared to $36.4 million for the same period last year. Third-party revenue growth of $1.7 million is attributable to an increase in "power by the hour" revenue and special projects for various external customers of $1.0 million, and a $0.7 million increase from strengthening foreign exchange rates for the Norwegian kroner. The EBITDA margin improved on the strength of higher external revenues and from internal one-time projects with higher than normal margins. Management continues to focus on obtaining growth in higher margin third-party work.

Canada

The Canadian onshore helicopter operations were sold during the second quarter of fiscal 2001. CHC concurrently acquired a 45% common equity interest in the new company, Canadian Helicopters Limited, which was created to operate the business. Effective November 1, 2000, the Company began accounting for this investment as an equity investment. This is a very seasonal business, and the third and fourth quarters are generally the weakest. This quarter, the loss from CHC's equity investment in Canadian Helicopters Limited was $0.3 million, compared to a loss of $0.2 million in the same quarter last year.

Gain on Disposal of Assets

The Company recognized a net gain on disposal of assets of $0.2 million during the quarter, compared to $0.1 million loss in the same period last year. The net gain of $0.2

million was comprised of a $0.4 million gain on the disposal of an S61 aircraft, partially offset by losses on other miscellaneous disposals.

Financing Charges

Financing Charges
(in thousands of Canadian Dollars)

	Three Months Ended	
	April 30, 2002	April 30, 2001
Interest	$9,829	$11,889
Amortization of deferred financing costs	1,186	903
Foreign exchange loss (gain) from operating activities and working capital revaluation	(395)	(36)
Foreign exchange loss on debt settlement	550	134
Total	$11,170	$12,890

Interest cost during the quarter was $9.8 million compared to $11.9 million last year. The reduction of $2.1 million is primarily the result of lower interest rates. The Company's average interest rate for the current year on the Company's variable-rate senior credit facility was 6.7% compared to 9.0% in the previous year.

During the quarter the Company incurred a $0.5 million foreign exchange loss on the repayment of US Dollar debt following the equity offering.

Income Taxes

Income tax expense of $2.9 million for the quarter was comprised solely of income tax on earnings from operations. For the same quarter last year the Company reported income tax expense on earnings from operations of $1.2 million. The effective income tax rate on earnings from operations (excluding equity in earnings of associated companies) was 17.7% during fiscal 2002 compared to 20.4% in the prior year. The lower rate this year is the result of changes in the mix of net earnings between the jurisdictions in which the Company operates. The Company expects the 2003 tax rate to increase because it anticipates higher earnings in jurisdictions with tax rates of approximately 30%. In addition, the recent debt reduction will reduce interest costs in Canada, the Company's highest tax jurisdiction, contributing to the tax rate increase anticipated in 2003.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities during the quarter was $16.2 million, which resulted in cash flow of $53.5 million for the year, a 63% increase over last year. The improvement during the current year was primarily the result of reduced interest expense and an increased focus on working capital management, partially offset by an increase in cash taxes paid.

Financing Activities

The Company's debt (net of cash) decreased during the quarter from $410.7 million to $311.9 million. The net reduction of $98.7 million consists of debt reductions (net of cash) of $108.0 million, less the impact of exchange rates on the translation of the Company's foreign denominated debt to Canadian dollars of $9.3 million. This reduction in debt will result in a reduction in the margin on the Company's senior credit facility by 50 basis points to 1.5%, thus reducing future interest costs.

During the quarter the Company completed an equity offering for 4.2 million subordinate voting shares, generating net proceeds of $114.0 million of which $33.9 million was used to pay down credit facilities. Subsequent to April 30, 2002, the Company used the balance of these proceeds ($80.1 million) to redeem 35% of its 11.75% senior subordinated notes including a premium of $8.4 million.

As at April 30, 2002 the Company had unused credit facilities of $78 million, and cash of $112.8 million, for a total of $190.8 million. The cash balance was subsequently reduced by $80.1 million to redeem 35% of the senior subordinated notes in May 2002.

Net Debt Position (in thousands of Canadian dollars)			
Opening Balance Q4 $	Advances (Repayments) $	Foreign Exchange Revaluation $	Ending Balance Q4 $
$410,665	(108,008)	9,285	$311,942

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at April 30, 2002, the Company's net debt was denominated in the following currencies:

Currency	Debt in Original Currency (000's)	Canadian Equivalent (000's)
US Dollar	US 13.250	$ 20,772
Pound sterling	£ 68,241	155,837
Euro	€ 145,000	204,668
Canadian Dollar	CDN 17,099	17,099
Norwegian kroner	NOK 141,500	26,404
Cash (various currencies)	—	(112,838)
Total Reported Net Debt		$311,942

Investing Activities

Capital expenditures of $12.3 million during the quarter included aircraft modifications and other equipment, and $5.9 million related to a new passenger terminal in Aberdeen. The Company received proceeds of $5.7 million on asset disposals during the quarter. Also during the quarter, the Company incurred expenditures of $3.2 million for net helicopter component betterments. This amount is comprised of the difference between the amortization of component flying assets costs included in operating expenses of $17.6 million and the cash expenditures on betterments of $20.8 million. All component repair and overhaul expenditures are capitalized and expensed over their period of future benefit as described in Note 1 to the Company's 2001 Consolidated Financial Statements.

The Company spent $1.9 million on pre-operating costs during the quarter, most of which related to CHC Composites. CHC Composites has now completed its pre-operating phase and will commence amortization of pre-operating costs in fiscal 2003. CHC Composites expects to generate revenues of approximately $9.0 million in fiscal 2003 from existing contracts.

Reporting Currency

The Company's reporting currency is the Canadian dollar. However, the majority of revenue and operating expenses are denominated in pounds sterling and Norwegian kroner, which are the local currencies of the principal operating subsidiaries in the U.K. and Norway. During the current quarter these currencies were stronger relative to the Canadian dollar than during the same quarter last year, with revenue being favorably impacted by $3.3 million. The impact of foreign exchange on EBITDA for the quarter was favourable by $0.4 million, primarily from the strengthening European currencies. The impact of foreign exchange on net earnings was not significant.

Foreign Currency

The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposure. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. The Company's policy specifically prohibits the use of derivatives for speculative purposes.

Fleet

At April 30, 2002 the Company's fleet consisted of 121 owned and 39 leased aircraft. An additional 150 aircraft are employed in the Company's 45% owned Canadian onshore helicopter operations for a total of 310. The Company employs 72 aircraft in Europe, (primarily in the North Sea) and 88 in its other international markets.

Fleet Summary

	Heavy	Medium	Light	Total	Owned	Leased
Fleet at January 31, 2002	72	77	14	163	122	41
Increases (decreases) during the period:						
Sale of S61 (1)	(1)			(1)	(1)	
Return of leased S61 (2)	(1)			(1)		(1)
Return of leased B212 (3)		(1)		(1)		(1)
Fleet at April 30, 2002	70	76	14	160	121	39

During the quarter the Company had a net decrease of 3 aircraft in its fleet, including the following:

1. The Company sold one S61 for proceeds of $3.1 million and a net gain of $0.4 million. The surplus aircraft was previously rented to other helicopter services companies serving the forestry industry.
2. CHC Scotia returned a leased S61N aircraft that was previously used to support rotating maintenance work on the Company's owned fleet.
3. International returned one B212 after the expiration of a short-term lease. This aircraft was also used to service customers while other aircraft were undergoing regular maintenance work.

During fiscal 2002, the Company placed orders with Eurocopter for the following aircraft: a Super Puma MKII for delivery in December 2002, and two EC225s, a new version of the Super Puma MKII having an extended payload and improved speed, for delivery in fiscal 2004. The Company intends to acquire these new aircraft through operating leases.

During the quarter the Company made aircraft lease payments of $11.6 million compared to $10.6 million in the same period last year. The increase is a result of nine new aircraft operating leases entered into since the same time last year.

The Company has entered into aircraft leases with third-party lessors in respect of 39 aircraft included in the Company's fleet at April 30, 2002. These leases have expiry dates ranging from April 30, 2004 to July 31, 2009. At the end of the leases the Company has an option to purchase the aircraft at market value or agreed amounts, but has no commitment to do so.

The minimum lease payments required under these aircraft operating leases are as follows:

2003	$33.0 million
2004	$29.6 million
2005	$24.8 million
2006	$17.1 million
2007	$9.0 million
and thereafter:	$7.5 million

In addition to aircraft leases, the Company has approximately $4.5 million in annual operating lease commitments for land, buildings and non-aircraft equipment.

Based on an April 30, 2002 appraisal by HeliValue$, an independent helicopter valuation company, the fair market value of the Company's owned aircraft fleet was U.S. $408.9 million (CDN $641.0 million), exceeding its recorded net book value by approximately $271 million.

Commodity Prices

More than 80% of the Company's revenues from the oil and gas industry are derived from the more stable production sector, which tends to be unaffected by short-term fluctuations in oil and gas prices. The Company's revenues and activity levels in both the exploration and production sectors were not materially impacted by commodity price fluctuations in recent quarters. Approximately 15.5% of our flying revenue in the North Sea is derived from exploration activity. Early in the quarter, several of our North Sea customers announced cost reduction measures that could affect exploration spending. Accordingly, there may be reductions in exploration related revenues in the North Sea over the next year. The Company did not experience any adverse impact from these announced cost reduction measures during the current quarter.

Safety

Safety is a primary focus of all activities performed by the Company. The Company prides itself in having one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums. There were no significant safety incidents during the quarter.

Seasonality

The Company's revenue and earnings have historically been subject to significant seasonal variations due primarily to the seasonality of the Canadian onshore helicopter operations. Effective October 31, 2000 the Company sold the Canadian onshore operations and is accounting for its 45% investment as an equity investment, thereby significantly reducing the impact of seasonality on revenue and earnings.

Subsequent Events

To reduce the cash flow and earnings impact of further increases in the Company's share price, the Company plans to enter into a hedging instrument with a major Canadian financial institution to hedge SARs during the first quarter of fiscal 2003. Effective May 1, 2002, the Company adopted the new accounting standard for stock-based compensation. In accordance with the transition provisions in the new standard, a charge to opening retained earnings of $1.7 million was made on May 1, 2002 in respect of the Company's SARs.

Subsequent to April 30, 2002, the Company used proceeds from the recent treasury offering to redeem $71.7million of its 11.75% senior subordinated notes at a premium of 11.75% or $8.4 million. In conjunction with the redemption, the Company will also record a one-time expense of approximately $4.0 million related to the associated deferred financing costs, initial issue discount and foreign exchange in the first quarter of fiscal 2003, for a total pre-tax charge to earnings in the first quarter of approximately $12.4 million. This redemption will reduce future financing charges by approximately $8.8 million per year.

CHC

CHC Helicopter Corporation
Consolidated Statements of Earnings
(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Year Ended	
	April 30, 2002 (Unaudited)	April 30, 2001 (Unaudited)	**April 30, 2002 (Audited)**	April 30, 2001 (Audited)
Revenue	**$159,699**	$136,347	**$617,816**	$593,849
Operating expenses	**128,871**	110,670	**496,993**	477,300
Earnings before undernoted items	**30,828**	25,677	**120,823**	116,549
Depreciation and amortization	**(5,156)**	(4,706)	**(18,622)**	(19,980)
Gain (loss) on disposal of assets	**249**	(83)	**1,859**	998
Earnings from operations	**25,921**	20,888	**104,060**	97,567
Financing charges	**(11,170)**	(12,890)	**(48,845)**	(55,483)
Equity in earnings (loss) of associated companies	**362**	(156)	**1,111**	(416)
Earnings from operations before undernoted items and income taxes	**15,113**	7,842	**56,326**	41,668
Gain on sale of operations and investments	**—**	—	**—**	5,761
Debt settlement and restructuring costs	**—**	—	**—**	(21,904)
Earnings before income taxes	**15,113**	7,842	**56,326**	25,525
Income tax (provision) recovery	**(2,870)**	(1,156)	**(9,750)**	6,395
Net earnings	**$12,243**	$6,686	**$46,576**	$31,920
Net earnings per share (Note 4)				
Basic	**0.73**	0.41	**2.83**	2.03
Diluted	**0.67**	0.38	**2.58**	1.90

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders' Equity
(in thousands of Canadian dollars, except per share amounts)

	Year Ended April 30, 2002 (Audited)	Year Ended April 30, 2001 (Audited)
Retained earnings, beginning of period	**$ 70,704**	$ 40,480
Net earnings	**46,576**	31,920
Dividends paid	**—**	(1,696)
Retained earnings end of period	**117,280**	70,704
Capital stock (Note 3)	**236,007**	119,493
Contributed surplus (Note 3)	**3,291**	3,291
Foreign currency translation adjustment	**(24,006)**	(37,525)
Total shareholders' equity	**$332,572**	$155,963
Dividends paid per voting share	**—**	$0.11

CHC

CHC Helicopter Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars)
As at

	April 30, 2002 (Audited)	January 31, 2002 (Unaudited)	April 30, 2001 (Audited)
Assets			
Current assets			
Cash	**$112,838**	$ 21,597	$ 23,550
Receivables	**146,972**	129,790	137,652
Income taxes receivable	**2,106**	—	2,332
Future tax assets	**9,206**	4,672	4,656
Inventory	**174,150**	158,040	141,770
Prepaid expenses	**15,323**	17,796	17,447
	460,595	331,895	327,407
Property and equipment, net	**544,169**	517,689	517,138
Long-term investments	**18,717**	18,868	24,424
Other assets	**132,950**	122,861	119,957
Long-term future tax assets	**9,733**	5,121	7,362
	$1,166,164	$996,434	$996,288
Liabilities			
Current liabilities			
Payables and accruals	**$ 140,403**	$ 121,406	$ 137,051
Income taxes payable	**7,091**	10,966	—
Current portion of long-term obligations	**113,387**	39,591	17,642
	260,881	171,963	154,693
Long-term debt	**167,202**	183,139	236,941
Senior subordinated notes	**133,034**	198,375	197,577
Subordinated debentures	**11,157**	11,157	11,900
Other credits	**51,398**	50,964	39,082
Future tax liabilities	**209,920**	190,817	200,132
Shareholders' equity	**332,572**	190,019	155,963
	$1,166,164	$996,434	$ 996,288

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Year Ended	
	April 30, 2002 (Unaudited)	April 30, 2001 (Unaudited)	**April 30, 2002 (Audited)**	April 30, 2001 (Audited)
Operating activities				
Earnings from operations	**$25,921**	$20,888	**$104,060**	$97,567
Items not involving cash:				
Depreciation and amortization	**5,156**	4,706	**18,622**	19,980
(Gain) loss on disposal of assets	**(249)**	83	**(1,859)**	(998)
Other	**(722)**	(2,677)	**(2,037)**	(1,370)
Cash flow from operations before interest and income taxes	**30,106**	23,000	**118,786**	115,179
Interest expense, net of amortization	**(9,749)**	(12,240)	**(44,645)**	(54,215)
Net current income taxes received (paid)	**(3,102)**	(2,261)	**(5,089)**	2,260
Cash flow from operations	**17,255**	8,499	**69,052**	63,224
Change in non-cash working capital	**(1,085)**	16,629	**(15,561)**	(30,363)
	16,170	25,128	**53,491**	32,861
Financing activities				
Long-term debt advances	**47,046**	5,638	**100,748**	543,172
Long-term debt repayments	**(64,802)**	(10,074)	**(156,295)**	(114,693)
Debt settlement	**—**	—	**—**	(574,392)
Financing charges	**—**	(250)	**—**	(3,749)
Prepaid pension costs	**(8,546)**	(3,420)	**(4,003)**	(15,412)
Dividend	**—**	—	**—**	(1,696)
Government grants	**—**	—	**—**	614
Capital stock issue	**114,123**	1,394	**114,504**	4,662
	87,821	(6,712)	**54,954**	(161,494)
Investing activities				
Net proceeds on disposal of operations and investments	**—**	186	**—**	169,601
Property and equipment				
Additions	**(12,260)**	(11,211)	**(37,307)**	(40,105)
Helicopter major inspections	**(2,944)**	(6,055)	**(9,913)**	(6,055)
Proceeds from disposal	**5,748**	787	**49,758**	2,723
Helicopter components (betterment) detriment, net	**(3,177)**	(400)	**(11,268)**	3,580
Long-term receivables (advanced) repaid	**581**	(418)	**(2,342)**	3,839
Pre-operating expenses	**(1,931)**	(1,670)	**(7,419)**	(6,795)
Other	**244**	(492)	**(499)**	522
	(13,739)	(19,273)	**(18,990)**	127,310
Effect of exchange rate changes on cash	**989**	(128)	**(167)**	228
Change in cash during the period	**91,241**	(985)	**89,288**	(1,095)
Cash, beginning of period	**21,597**	24,535	**23,550**	24,645
Cash, end of period	**$112,838**	$23,550	**$112,838**	$23,550

See accompanying notes

(Tabular amounts in thousands of Canadian dollars

CHC

1. Basis of presentation

The consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") with respect to the preparation of interim financial statements. Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements. Certain amounts on the financial statements for the period ended April 30, 2001 have been reclassified to conform to the presentation in the current period. These interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of April 30, 2001.

2. Segment information

The Company's operations are segregated into four reportable segments. The segments are European flying operations, International flying operations, Canadian flying operations and repair and overhaul operations.

	Three Months Ended			Year Ended	
	April 30, 2002 (Unaudited)	January 31, 2002 (Unaudited)	April 30, 2001 (Unaudited)	**April 30, 2002 (Audited)**	April 30, 2001 (Audited)
Revenue – external					
Canada (1)	**$ —**	$ —	$ —	**$ —**	$62,002
Europe (2)	**102,112**	95,584	89,863	**406,767**	351,315
International (3)	**46,651**	44,953	37,297	**167,437**	146,165
Repair and overhaul	**10,936**	11,084	9,187	**43,612**	34,367
	159,699	151,621	136,347	**617,816**	593,849
Inter-segment revenues					
Europe	**4,045**	3,844	2,949	**14,774**	9,193
Repair and overhaul	**26,739**	26,123	27,163	**108,589**	97,504
International	**—**	—	—	**217**	—
Corporate and other	**—**	—	—	**2,342**	—
	30,784	29,967	30,112	**125,922**	106,697
Earnings before interest, taxes, depreciation and amortization ("EBITDA")					
Canada	**—**	—	—	**—**	13,857
Europe	**18,484**	17,092	16,168	**74,633**	62,065
International	**11,935**	12,214	8,236	**38,986**	30,822
Repair and overhaul	**9,376**	7,220	6,039	**31,015**	24,917
Corporate and other	**(8,967)**	(4,901)	(4,766)	**(23,811)**	(15,112)
	30,828	31,625	25,677	**120,823**	116,549
Earnings from operations					
Canada	**—**	—	—	**—**	12,542
Europe	**15,476**	14,500	14,194	**64,113**	52,450
International	**11,060**	11,293	7,502	**35,440**	27,352
Repair and overhaul	**9,098**	6,978	4,767	**30,080**	22,519
Corporate and other	**(9,713)**	(5,400)	(5,575)	**(25,573)**	(17,296)
	$25,921	$ 27,371	$20,888	**$104,060**	97,567

(Tabular amounts in thousands of Canadian dollars except per share amounts)

2. Segment information (Cont'd.)

Notes:

1. Canada – Canadian onshore helicopter operations (sold effective October 31, 2000).
2. Europe – includes the major oil and gas flying divisions based in Aberdeen, Scotland and Stavanger, Norway. Also includes non-core operations in Europe that were disposed of in the first quarter of fiscal 2001.
3. International – includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.

3. Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares
Class B multiple voting shares
Ordinary shares

	Number of shares	
	April 30, 2002 (Audited)	April 30, 2001 (Audited)
Issued:		
Class A subordinate voting shares	**17,689**	13,400
Class B multiple voting shares	**2,978**	2,975
Ordinary shares	**11,000**	11,000
Securities convertible into Class A subordinate voting shares:		
Class B multiple voting shares	**2,978**	2,975
Stock options	**1,426**	1,493
Convertible debt	**795**	795

On April 25, CHC completed a treasury offering of Class A Subordinate Voting Shares (the "Subordinate Voting Shares"). The Company sold 4,200,000 Subordinate Voting Shares at a price of $28.40 per Subordinate Voting Share to a syndicate of underwriters for gross proceeds of $119.3 million (net proceeds - $114.0 million).

(Tabular amounts in thousands of Canadian dollars

4. Per share information

	Three Months Ended April 30, 2002		
	Net Earnings	Weighted average number of shares	Net Earnings per share
Basic	$12,243	16,689	$0.73
Effect of dilutive securities:			
Stock options	—	1,092	
Convertible debt	127	795	
Diluted	$12,370	18,576	$0.67

	Three Months Ended April 30, 2001		
	Net Earnings	Weighted average number of shares	Net Earnings per share
Basic	$6,686	16,283	$0.41
Effect of dilutive securities:			
Stock options	—	841	
Convertible debt	124	795	
Warrants	—	60	
Diluted	$6,810	17,979	$0.38

Under the Treasury Stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the Company's stock on the open market. The difference between the number of shares assumed purchased and the number of options and warrants assumed exercised is added to the number of basic shares outstanding to determine the number of shares in the diluted earnings per share calculation. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average stock price increases.

(Tabular amounts in thousands of Canadian dollars

5. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP")

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings would be adjusted as follows:

	Three Months Ended		**Year Ended**	
	April 30, 2002 (Unaudited)	April 30, 2001 (Unaudited)	**April 30, 2002 (Audited)**	April 30, 2001 (Audited)
Net earnings according to Canadian GAAP	**$12,243**	$6,686	**$46,576**	$31,920
Reclassification of loss on debt settlement	—	—	—	21,904
Income tax recovery on debt settlement loss	—	—	—	(6,706)
Net earnings before adjustments and extraordinary items according to U.S. GAAP	**12,243**	6,686	**46,576**	47,118
Gain (loss) on foreign exchange	**926**	(999)	**866**	(897)
Pre-operating expenses	**(770)**	(1,604)	**(6,337)**	(3,700)
Gain on sale of assets/depreciation expense	**(10)**	4	**(40)**	16
Decrease (increase) in income tax expense (1)	**(210)**	871	**11,048**	(8,850)
Net earnings (loss) before extraordinary item according to U.S. GAAP	**12,179**	4,958	**52,113**	33,687
Extraordinary loss on debt settlement, net of taxes	—	—	—	(12,871)
Net earnings according to U.S. GAAP	**12,179**	4,958	**52,113**	20,816
Other comprehensive earnings				
Foreign currency translation adjustment	**13,495**	2,541	**13,519**	10,928
Minimum pension liability adjustment	**6,495**	(2,928)	**(3,384)**	(4,918)
Interest rate swap adjustment	**192**	—	**192**	—
Comprehensive earnings according to U.S. GAAP	**$32,361**	$4,571	**$62,440**	$26,826
Basic earnings per share according to U.S. GAAP				
Earnings before extraordinary item	**$0.73**	$0.30	**$3.17**	$2.14
Extraordinary item	—	—	—	(0.82)
Net earnings	**0.73**	0.30	**3.17**	1.32
Diluted earnings per share according to U.S. GAAP				
Earnings before extraordinary item	**$0.66**	$0.28	**$2.88**	$2.00
Extraordinary item	—	—	—	(0.76)
Net earnings	**$0.66**	0.28	**$2.88**	1.24

(1) Under Canadian GAAP for fiscal 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions that were substantially enacted during the year. Under U.S. GAAP, the $9.5 million impact was reflected in earnings in the first quarter of 2002 as the income tax rate reductions became fully enacted during that period.

5. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") (Cont'd.)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes, the most significant of which are listed below:

- Other assets would be reduced by $13.2 million, primarily from the removal of pre-operating expenses, which are charged to earnings as incurred under U.S. GAAP.
- Future tax liability would be increased by $3.7 million to tax-effect adjustments to the net earnings under U.S. GAAP.
- Other credits would increase by $8.3 million to recognize the minimum pension liability adjustments recorded in comprehensive income.
- Accumulated other comprehensive earnings would be recorded at $(32.1) million under U.S. GAAP for foreign currency translation adjustments, derivative instruments and minimum pension liability adjustments.
- Retained earnings would be reduced by $8.1 million to adjust for the current and prior period cumulative effects of conversion to net earnings under U.S. GAAP.